CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
SPECTRUM GROUP INTERNATIONAL, INC.

Spectrum Group International, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Amendment to the Certificate of Incorporation of the Corporation and declaring said Amendment to be advisable and recommended for approval by the stockholders of the Corporation.

SECOND: Immediately upon the effectiveness of this Amendment to the Corporation’s Certificate of Incorporation (the “Effective Date”), each one thousand (1,000) issued and outstanding shares of the Corporation’s common stock, par value $0.01 per share, shall be converted into one (1) share of the Corporation’s common stock, par value $0.01 per share, as constituted following the Effective Date.

THIRD: To accomplish the foregoing Amendment to the Certificate of Incorporation of the Corporation, the following paragraph is hereby added immediately after Section 4 of the Certificate of Incorporation of the Corporation:

“Section 4(b). Reverse Stock Split. Effective as of the effectiveness of the amendment to this Certificate of Incorporation (this “Amendment”) and without regard to any other provision of this Certificate of Incorporation, each one (1) share of common stock, either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the time this Amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-one thousandth (1/1,000th) of a fully paid and nonassessable share of common stock without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares shall be issued to any registered holder of fewer than 1,000 shares of common stock immediately prior to the time this Amendment becomes effective, and that instead of issuing such fractional shares to such holders, such fractional shares shall be canceled and converted into the right to receive the cash payment of $0.65 per share (subject to any applicable U.S. federal, state and local withholding tax) on a pre-split basis to each stockholder owning fewer than 1,000 shares of common stock immediately prior to the effective date of this Amendment.”

FOURTH: The first paragraph of Section 4 of the Certificate of Incorporation of the Corporation is amended and restated in its entirety as follows:

"4. Capital Stock. The aggregate number of shares of all classes of capital stock that the Corporation has authority to issue is 50,000, of which 40,000 are shares of common stock, $.01 par value per share, and of which 10,000 are shares of preferred stock, $.01 par value per share. A description of the different classes and series (if any) of the Corporation’s capital stock, and a statement of the relative powers, designations, preferences and rights of the shares of each class and series (if any) of capital stock, and the qualifications, limitations or restrictions thereof, are as follows:"

FIFTH: That, pursuant to resolution of its Board of Directors, a Special Meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which Special Meeting the necessary number of shares as required by applicable law was voted in favor of the Amendment.

SIXTH: That said Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed on this 12th day of May, 2012.

SPECTRUM GROUP INTERNATIONAL, INC.

By: /s/ Carol Meltzer
Name: Carol Meltzer
Title: General Counsel. EVP and Secretary